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NOVAMERICAN STEEL INC.
2002 First Quarter Report
For the three months ended February 23, 2002

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NOVAMERICAN STEEL


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2002 First Quarter Report
For the three months ended February 23, 2002

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.



FIRST QUARTER RESULTS

Net income for the first quarter increased by $0.7 million, or 81.7% to $1.5 million, or $0.16 per share, versus $0.8 million, or $0.09 per share, for the same period in 2001.

Tons sold and processed in the first quarter of 2002 increased by 13,364 tons, or 4.1%, to 339,834 tons from 326,470 in the first quarter of 2001.

Sales for the first quarter decreased by $3.1 million, or 3.0%, to $97.7 million from $100.8 million for the same period in 2001.

The gross margin for the first quarter 2002 increased to 22.4% from 21.7% in 2001.

OPERATIONS

Although sales tons and gross margins increased, overall sales volume decreased due to sharply lower selling prices. With regard to selling prices, management believes that the bottom of the current cycle occurred in December 2001.

Although the first quarter is historically the Company's weakest quarter, the increase in tons sold and gross margins are positive signs following a prolonged period of weakness in the steel industry.


ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS.




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OUTLOOK

While there is still some uncertainty as to the strength and sustainability of the economic recovery, steel prices have increased from their recent lows. Management expects further steel price increases throughout the second quarter of 2002 and is managing its inventories accordingly.








/s/ D. Bryan Jones

D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Quebec
March 27, 2002

THE MATTERS SET FORTH IN OUTLOOK AND IN NEW AND PLANNED FACILITIES ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, COMPETITION, REGULATORY APPROVALS, THE EFFECT OF ECONOMIC CONDITIONS AND TECHNOLOGICAL DIFFICULTIES AND OTHER RISKS DETAILED IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

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                NOVAMERICAN STEEL INC. 2002 FIRST QUARTER REPORT

     IN ACCORDANCE WITH U.S. GAAP, EXPRESSED IN THOUSANDS OF U.S. DOLLARS,
                    EXCEPT NET INCOME PER SHARE AND TONNAGE.

           CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME
                              AND RETAINED EARNINGS
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                           ------------------
                                                      FEBRUARY 23,     FEBRUARY 24,
                                                             2002             2001
                                                     ------------     ------------
NET SALES                                             $   97,689       $  100,757
Cost of sales                                             75,798           78,851
                                                     ------------     ------------
GROSS MARGIN                                              21,891           21,906
                                                     ------------     ------------
OPERATING EXPENSES
Plant                                                      7,479            7,793
Delivery                                                   3,798            3,746
Selling                                                    2,748            2,753
Administrative and general                                 4,380            4,546
                                                     ------------     ------------
                                                          18,405           18,838
                                                     ------------     ------------
OPERATING INCOME                                           3,486            3,068
                                                     ------------     ------------
Interest expense                                           1,261            1,670
Share in income of joint ventures                            (27)             (29)
                                                     ------------     ------------
                                                           1,234            1,641
                                                     ------------     ------------
Income before income taxes and minority interest           2,252            1,427
Income taxes                                                 686              630
                                                     ------------     ------------
Income before minority interest                            1,566              797
Minority interest                                            (27)              50
                                                     ------------     ------------
NET INCOME                                                 1,539              847
                                                     ============     ============

Basic and diluted income per share                    $     0.16       $     0.09
                                                     ============     ============

Weighted average number of shares outstanding          9,700,000        9,700,000
                                                     ============     ============

COMPREHENSIVE INCOME
Net income                                                 1,539              847
Changes in cumulative translation adjustment              (1,069)             184
Change in unrealized loss on interest
  rate swap, net of deferred taxes                           (95)               -
                                                     ------------     ------------
                                                             375            1,031
                                                     ============     ============
RETAINED EARNINGS
Balance, beginning of period                              78,671           70,657
Net income                                                 1,539              847
                                                     ------------     ------------
Balance, end of period                                    80,210           71,504
                                                     ============     ============

Tons sold                                                196,131          174,467
Tons processed                                           143,703          152,003
                                                     ------------     ------------
                                                         339,834          326,470
                                                     ============     ============

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                NOVAMERICAN STEEL INC. 2002 FIRST QUARTER REPORT

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                                         ------------------
                                                                     FEBRUARY 23,    February 24,
                                                                             2002            2001
                                                                     ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                            $  1,539       $   847
  Adjustments to reconcile net income to net cash from
    (used for) operating activities
    Depreciation and amortization                                          1,491         1,433
    Share in income of  joint ventures                                       (27)          (29)
    Deferred income taxes                                                    181           205
    Minority interest                                                         27           (50)
  Changes in working capital items
    Accounts receivable                                                      (46)        6,559
    Income taxes receivable                                                  512             -
    Inventories                                                             (877)        2,614
    Prepaid expenses and other                                               122           (95)
    Accounts payable and accrued liabilities                              (6,749)       (3,302)
    Income taxes payable                                                       -        (1,375)
                                                                     ------------    ------------
  NET CASH FROM (USED FOR) OPERATING ACTIVITIES                           (3,827)        6,807
                                                                     ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in  joint ventures                                             (450)       (1,641)
  Distribution from  joint ventures                                            -            55
  Additions to property, plant and equipment                              (1,482)       (3,864)
  Proceeds from disposal of property, plant and equipment                     31             -
  Other assets                                                                26          (210)
                                                                     ------------    ------------
  NET CASH USED FOR INVESTING ACTIVITIES                                  (1,875)       (5,660)
                                                                     ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in bank indebtedness                                97        (1,899)
  Proceeds from long-term debt                                               447           694
  Repayment of long-term debt                                             (1,310)       (2,408)
                                                                     ------------    ------------
  NET CASH USED FOR FINANCING ACTIVITIES                                    (766)       (3,613)
                                                                     ------------    ------------

Effect of exchange rate changes on cash and cash equivalents                (114)           39
                                                                     ------------    ------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                 (6,582)       (2,427)
  Cash and cash equivalents, beginning of period                          10,534         4,313
                                                                     ------------    ------------
  Cash and cash equivalents, end of period                                 3,952         1,886
                                                                     ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                                            1,332         2,262
                                                                     ============    ============
  Income taxes paid                                                        1,000         1,762
                                                                     ============    ============


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                NOVAMERICAN STEEL INC. 2002 FIRST QUARTER REPORT

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                    FEBRUARY 23,    February 24,    November 24,
                                                           2002            2001            2001
                                                          ------          ------          ------
                                                     (UNAUDITED)     (UNAUDITED)      (AUDITED)
ASSETS
  Current assets
    Cash and cash equivalents                         $  3,952         $  1,886        $ 10,534
    Accounts receivable                                 58,891           61,973          59,608
    Income taxes receivable                                807            1,763             292
    Inventories                                         68,430           76,883          68,193
    Prepaid expenses and other                           1,347            1,318           1,480
    Deferred income taxes                                  137                -             441
                                                     ----------       ----------       ---------
                                                       133,564          143,823         140,548
  Investment in joint ventures                           9,826            7,707           9,350
  Property, plant and equipment                         73,223           72,972          73,710
  Goodwill, net of accumulated amortization             10,953           11,270          11,031
  Other assets                                           2,173              899           2,323
                                                     ----------       ----------       ---------
                                                       229,739          236,671         236,962
                                                     ==========       ==========       =========
LIABILITIES
  Current liabilities
    Current portion of long-term debt                    5,781            4,404           5,797
    Bank indebtedness                                    7,143           22,202           7,193
    Accounts payable and accrued liabilities            45,198           53,927          51,504
    Deferred income taxes                                    -              424               -
                                                     ----------       ----------       ---------
                                                        58,122           80,957          64,494
  Long-term debt                                        60,519           52,470          61,694
  Fair value of interest rate swap                       1,373                -           1,201
  Deferred income taxes                                  6,879            6,198           7,129
  Minority interest                                      2,803            2,727           2,776
                                                     ----------       ----------       ---------
                                                       129,696          142,352         137,294
                                                     ----------       ----------       ---------
SHAREHOLDERS' EQUITY
  Share capital                                         28,404           28,404          28,404
  Retained earnings                                     80,210           71,504          78,671
  Accumulated other comprehensive loss                  (8,571)          (5,589)         (7,407)
                                                     ----------       ----------       ---------
                                                       100,043           94,319          99,668
                                                     ----------       ----------       ---------
                                                       229,739          236,671         236,962
                                                     ==========       ==========       =========


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NOVAMERICAN STEEL INC.
Corporate and Investor Information




CORPORATE HEAD OFFICE
2175 Hymus Boulevard
Dorval, Quebec
Canada     H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax:  (514) 368-3635
www.novamerican.com







TRANSFER AGENT
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA  02021
1-877-282-1168







INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.





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NOVAMERICAN STEEL